AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

5000 Westown Parkway, Suite 440

West Des Moines, Iowa 50266

April 30, 2009

VIA EDGAR AND FACSIMILE
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jeffrey Riedler

Re:	American Equity Investment Life Holding Company
Registration Statement on Form S-3;
SEC File No. 333-157846

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, American Equity Investment Life Holding Company (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 5:00 p.m., EST, on Monday, May 4, 2009, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•                                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Nada Abu-Isa of Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0834 and that such effectiveness also be confirmed in writing.

Very truly yours,

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

By:	/s/ Wendy L. Carlson
Name:	Wendy L. Carlson
Title:	Chief Executive Officer and President